UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.000017727 par value

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 11 pages

CUSIP No. G637AM102

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 11 pages

CUSIP No. G637AM102

1.	Names of Reporting Persons. QVT Financial Investment Cayman Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 11 pages

CUSIP No. G637AM102

1.	Names of Reporting Persons. QVT Associates GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,765,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,765,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 11 pages

The Reporting Persons are filing this Schedule 13D as a result of their status as shareholders of Roivant Sciences Ltd. (“Roivant”); by virtue of governance arrangements in Roivant’s bye-laws, the Reporting Persons may be deemed to have dispositive power over and, therefore, beneficial ownership of, the Common Shares held by Roivant. The Reporting Persons do not directly own any Common Shares and are not party to any agreement with the Issuer. As disclosed in Roivant’s Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2017, Roivant was the majority shareholder of the Issuer’s Common Shares prior to its initial public offering, completed on October 26, 2016, and as such, Roivant, and, by virtue of their indirect beneficial ownership, the Reporting Persons, were eligible to file reports on Schedule 13G after the initial public offering pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D because, following Roivant’s direct acquisition of 2,424,242 Common Shares on June 4, 2019, as reported in Item 3 of this Schedule 13D (which represented an increase in Roivant’s holdings of the Common Shares of more than 2% of the total number of Common Shares outstanding), Roivant and the Reporting Persons are no longer eligible to file reports on Schedule 13G with respect to the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Financial Investment Cayman Ltd. (the “Fund”), a Cayman Islands limited company, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 444 Madison Avenue, 21st Floor, New York, New York 10022. The registered office of the Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the Common Shares reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it may be deemed to beneficially own the Common Shares reported as beneficially owned by the Fund. QVT Financial has the power to direct the vote and disposition of securities held by the Fund. QVT Associates GP LLC, as general partner of certain other funds managed by QVT Financial LP, may also be deemed to beneficially own the Common Shares reported as beneficially owned herein.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons. Each of the Covered Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons do not directly own any Common Shares, and the 40,765,599 Common Shares reported herein are directly owned by Roivant.

Prior to the Issuer’s initial public offering on October 26, 2016, Roivant was the Issuer’s majority shareholder. On June 4, 2019, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased an additional 2,424,242 Common Shares from the underwriters of the Offering at the public offering price of $8.25 per share. Roivant purchased the Common Shares using cash on hand.

Page 6 of 11 pages

The information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

Item 4. Purpose of Transaction

Roivant directly owns the Common Shares that are the subject of this Schedule 13D. As shareholders of Roivant, the Reporting Persons are filing this Schedule 13D because they may be deemed to have dispositive power and, therefore, beneficial ownership, over the Common Shares directly held by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The filing of this statement should not be deemed an admission that the Reporting Persons are, for the purposes of Section 13 of the Exchange Act, the beneficial owners of any securities covered by this statement.

The Reporting Persons expect to review on a continuing basis Roivant’s investment in the Common Shares and the Issuer’s business, affairs, operations, financial position, capital needs, governance, management, strategy and future plans. As part of their review, they may from time to time engage in discussions or otherwise communicate about such matters with others, including, without limitation, members of the board of directors of the Issuer (the “Board”), management or representatives of the Issuer, other shareholders of the Issuer and other relevant parties. Based on such review and any such communications, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, subject to any then existing legal or contractual limitations: (a) purchase additional Common Shares, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell or direct the sale of all or a portion of the Common Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; (c) enter into and/or dispose of certain derivative transactions with one or more counterparties; and/or (d) to the extent permitted by applicable laws, borrow securities, including the Common Shares, for the purpose of effecting, and effect, short sale transactions, and purchase securities for the purpose of closing out short positions in such securities. In addition, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue. Accordingly, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of Roivant’s investment in the Issuer in light of the Reporting Persons’ general investment policies, market conditions, subsequent developments regarding or affecting the Issuer and the general business and future prospects of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are incorporated herein by reference.

All percentages referred to on the cover pages are based on 89,481,733 Common Shares outstanding, calculated by adding (i) 72,057,490 Common Shares issued and outstanding as of March 31, 2019 and (ii) 17,424,243 Common Shares (including 2,272,727 shares issued pursuant to the underwriters’ option to purchase additional Common Shares) issued in the Issuer’s underwritten public offering on June 4, 2019, as set forth in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on May 31, 2019.

QVT Financial has the power to direct the vote and disposition of the investments held by the Fund and certain other funds managed by QVT Financial. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 40,765,599 Common Shares, consisting of the Common Shares owned by Roivant.

Page 7 of 11 pages

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as general partner of certain other funds managed by QVT Financial LP, may also be deemed to beneficially own the Common Shares reported as beneficially owned herein, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 40,765,599 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns or has the right to acquire any Common Shares, and none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that such Reporting Person may be deemed to beneficially own.

Each of the Covered Persons and Reporting Persons disclaims beneficial ownership of the Common Shares owned by Roivant.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise disclosed herein and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2019

QVT FINANCIAL LP		QVT FINANCIAL INVESTMENT CAYMAN LTD.

By: QVT Financial GP LLC, its General Partner

		By:	/s/ Nicholas Brumm
By:	/s/ Nicholas Brumm		Name: Nicholas Brumm
	Name: Nicholas Brumm		Title: Director
Title: Managing Member

By:	/s/ Tracy Fu
Name: Tracy Fu
Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

Page 9 of 11 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 14, 2019

QVT FINANCIAL LP		QVT FINANCIAL INVESTMENT CAYMAN LTD.

By: QVT Financial GP LLC, its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Director

By:	/s/ Tracy Fu
Name: Tracy Fu
Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

Page 10 of 11 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Arthur Chu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Page 11 of 11 pages